Exhibit 1.01

Diodes Incorporated
Conflict Minerals Report
for the Year Ended December 31, 2021

I. INTRODUCTION

This Conflict Minerals Report (“CMR” or “Report”) for DIODES INCORPORATED (herein referred to as “Diodes,” the “Company,” “we,” “us,” or “our”) is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period from January 1 to December 31, 2021 (the “2021 reporting period”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to Conflict Minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”).

The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain Conflict Minerals which are necessary to the functionality or production of their products. These requirements apply to registrants whatever the geographic origin of the Conflict Minerals and whether or not they fund armed conflict.

The Report covers activities of all of Diodes’ majority-owned subsidiaries and variable interest entities that are subject to the Rule. The Rule imposes certain due diligence and reporting obligations on SEC registrants whose manufactured products (including products contracted to be made for that registrant) contain “conflict minerals” necessary to the functionality or production of those products. Conflict Minerals are defined as columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted), cassiterite (the metal ore from which tin is extracted), wolframite (the metal ore from which tungsten is extracted), gold, or their derivatives (collectively referred to as “3TGs”); or any other mineral or its derivatives as determined by the Secretary of State to be financing conflicts in the Democratic Republic of the Congo (“DRC”) or adjoining countries.

This Report has been prepared by the management of Diodes.

Diodes is committed to the responsible sourcing of raw materials globally in support of human rights, labor, health and safety, environment, and ethics (for more information, please see https://www.diodes.com/sustainability. This commitment includes our efforts to responsibly address Conflict Minerals in our products’ supply chain. This Report describes our efforts during the 2021 reporting period, which demonstrate further meaningful progress.

The net number of 3TG smelters identified in our supply chain during 2021 decreased from 171 to 126 due to changes in our suppliers and their sub-tier suppliers, additional information provided by suppliers, and changes in the status of smelters under the Conformant Smelters and Refiners Program (“RMAP”).

This Report has not been audited because the circumstances that would require an audit under the Rule are not present.

Diodes, a Standard and Poor's Smallcap 600 and Russell 3000 Index company, is a leading global manufacturer and supplier of high-quality application-specific standard products within the broad discrete, logic, analog, and mixed-signal semiconductor markets. The Company serves the consumer electronics, computing, communications, industrial, and automotive markets.

Our products include diodes; rectifiers; transistors; MOSFETs; GPP bridges; GPP rectifiers; protection devices; function-specific arrays; single gate logic; amplifiers and comparators; Hall-effect and temperature sensors; and power management devices, including LED drivers, AC-DC converters and controllers, DC-DC switching and linear voltage regulators, voltage references along with special-function devices, such as USB power switches, load switches, voltage supervisors, and motor controllers. The Company also has timing, connectivity, switching, and signal integrity solutions for high-speed signals.

Our market focus is on high-growth, end-user applications in the following areas:

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Industrial: embedded systems, precision controls, and Industrial IoT;
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Communications: smartphones, 5G networks, advanced protocols, and charging solutions;
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Consumer: IoT, wearables, home automation, and smart infrastructure;
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Computing: cloud computing including server, storage, and data center applications; and
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Automotive: connected driving, comfort/style/safety, and electrification/powertrain.

Our product line includes over 29,000 products, and we shipped approximately 58 billion units in 2021.

We manufacture “in-house” and contract with third parties to manufacture our products, which we refer to collectively in this CMR as “products.” A review of the bills of materials used in our products showed that the 3TGs are necessary for the functionality of our products.

Not all of our products contain all of these metals, but most of our products contain at least one of them, and are thus within the scope of the Rule. On the basis of our “reasonable country of origin inquiry” required by the Rule and described in Section II of this Report, some of the 3TGs contained in our products have originated in the DRC or an adjoining country (each a “Covered Country” for purposes of the Rule). For that reason, we are submitting this CMR, which describes the conflict minerals due diligence we have performed pursuant to the Rule, as an exhibit to our Form SD.

This CMR, which includes sections titled Reasonable Country of Origin Inquiry (“RCOI”), Due Diligence Design and Performance, Smelter Information, Improvements from 2020 Conflict Minerals Report, and Future Measures, is designed to meet the reporting requirements of the Rule. It is publicly available on our website.

II. REASONABLE COUNTRY OF ORIGIN INQUIRY (RCOI)

Our RCOI corresponds to the first and second steps of the five-step OECD Guidance, as that Guidance (including its Supplements) applies to each of the 3TGs and to Diodes as a “downstream company.” The OECD Guidance provides a framework for detailed due diligence to support responsible global supply-chain management of minerals, including the 3TGs.

Diodes is a direct and contract manufacturer with an extensive supply chain comprised of several layers of suppliers positioned between ourselves and 3TG smelters/refiners and mines. Our contracts require our suppliers to identify each and every substance including, but not limited to, 3TGs contained in the materials/products supplied to us. We refer collectively in this CMR to our manufacturing partners and their respective contracted suppliers as “in-scope suppliers.” Due to our extended supply chain, we rely on our in-scope suppliers to provide us with information concerning the sources and chains of custody of 3TGs necessary to the functionality or production of our products. Because of our operation size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers. We provide details on our supply chain due diligence process in Section III.

A. Establish Strong Company Management Systems

1. Company Policies

Diodes’ “Statement on Conflict Minerals” (See https://www.diodes.com/assets/Quality-Reliability-Docs/DiodesIncorporatedStatementOnConflictMinerals.pdf) describes our approach and commitment to work towards a goal of sourcing only conflict-free 3TGs in our products. Diodes is committed to the sourcing of raw materials in a way that supports human rights, labor, health and safety, environment and ethics. Consistent with this commitment, we address the issues associated with the harvesting, extraction and transportation of raw materials as a global responsibility applicable to all substances used in our products - unbounded by specific materials or locations. Diodes’ policies also include, but are not limited to, Diodes’ Code of Supplier Conduct, which defines our expectations concerning ethical business, employment, and expected behaviors for all of Diodes’ employees, and Diodes’ suppliers. Diodes’ policies and procedures require our contracted suppliers to immediately notify Diodes if they obtain information or knowledge that minerals used in the products that they supply to Diodes may contain 3TGs from a Covered Country that may be directly or indirectly financing or benefitting armed groups in those countries. Such information would trigger an escalation process that may result in termination of Diodes’ business relationship with the supplier. For more information, see Section III below.

2. Internal Management Team

Development and implementation of Diodes’ Conflict Minerals due diligence plan requires engagement of various Diodes’ departments, including, but not limited to, Sub-contract Management, Engineering, Finance, Legal, Purchasing, and Quality. The team of subject matter experts is responsible for implementing our Conflict Minerals compliance strategy and is led by our Quality Systems Manager who acts as the Conflict Minerals Program Manager. Senior management is updated on the results of our due diligence efforts on a regular basis. The team also trains other Diodes’ personnel on their roles and responsibilities for implementing and supporting Diodes’ responsible sourcing program.

Because we do not have a direct relationship with Conflict Mineral smelters or refiners (“SORs”) and do not perform or direct Conflict Mineral audits of these entities within our supply chain, we follow the following industry-wide initiatives:

• The Responsible Business Alliance-Global e-Sustainability Initiative; and

• The Responsible Minerals Initiative (“RMI”), a voluntary program in which independent third-party audits are used to identify SORs that have systems in place to assure sourcing of only conflict-free materials.

As a result of this we periodically update our publicly available Conflict Minerals reporting template (“CMRT”) declaration, as well as updating information retrieved from our suppliers’ CMRTs. The CMRT declaration, which is a standardized reporting template developed by the RMI, facilitates the transfer of information through the supply chain regarding mineral country of origin and SORs being utilized.

We also monitor data as updated on the RMI web site at https://www.responsiblemineralsinitiative.org regularly. We request updates of our suppliers’ CMRT declarations to be in compliance with the latest revision of the CMRT reporting template upon submission or where we identify SORs who have been suspended or removed from the RMI conformant lists.

We have outlined expectations regarding use of Conflict Minerals in our Corporate Supplier Quality specifications. We request all identified Conflict Mineral suppliers to disseminate our requirements along their supply chain.

We rely upon our suppliers to provide us with information about the sources of Conflict Minerals contained in the materials and products supplied to us. Our suppliers are similarly reliant upon information provided by their sub-tier suppliers.

3. System of Supply Chain Controls and Transparency

We require our suppliers of materials and components for our products to fully disclose the substances that are present in the materials and products supplied to us, which may include information obtained from sub-tier suppliers. These material disclosure requirements explicitly cover 3TGs. Our contracted suppliers are responsible for communicating these 3TG sourcing requirements and specifications to their suppliers.

These disclosures are assessed for correct completion, credibility and potential sourcing risk. In cases where risk is identified, Diodes implements an escalation policy, which may result in termination of the business relationship with the supplier.

4. Supplier Engagement

In light of our corporate size, and the depth, breadth, and constant evolution of our supply chain, we rely on our suppliers of materials and products to provide us with information concerning the source and chain of custody of 3TGs contained in the products they supply to us. Many of our suppliers are also subject to the Rule and they rely on information provided by their upstream suppliers.

We drive responsible sourcing through our extended supply chain by exercising due diligence regarding our suppliers’ sourcing of 3TGs in their upstream supply chains. We also support broader industry efforts to promote responsible mining and sourcing, as outlined above. Finally, we review all documentation supplied by our contracted suppliers to verify conformance to Diodes’ requirements. More information concerning this review is set out below.

• Supplier Due Diligence: We require our suppliers whose products are believed to contain 3TGs to meet our material disclosure requirements and related responsible sourcing policies through contractual provisions and product specifications that we communicate, monitor, and track electronically to ensure that suppliers are meeting our requirements. These policies and procedures are outlined in Section III. We also assist our contracted suppliers to meet our requirements through direct communications.

• Supplier Verification: Diodes performs verifications of its materials and products suppliers to assess their conformance to our requirements, which includes supply chain transparency. All new materials/products suppliers undergo an initial capability assessment to verify conformance to Diodes’ requirements. Diodes selects and retains only those suppliers who commit to meeting these requirements. A failure by a supplier or any sub-tier supplier to conform to these requirements may constitute a breach of the supplier’s contractual agreement with Diodes.

The RMI’s “Reasonable Practices to Identify Sources of Conflict Minerals: Practical Guidance for Downstream Companies” document states that “the red flag triggers are exclusively upstream of the [smelters or refiners].” Because of this we mitigate risks associated with the sourcing of 3TGs by working with our suppliers to identify 3TG SORs and encouraging those facilities to become conformant with the relevant RMAP assessment protocol or if this does not occur, encouraging the supplier to use an alternate facility that is RMAP conformant. We require our suppliers to actively work with their upstream suppliers to mitigate risks associated with their 3TG sourcing.

5. Grievance Mechanism

Diodes’ Code of Business Conduct includes our commitment to provide an anonymous grievance reporting mechanism for our employees who may be affected by our operations. The policy encourages Diodes’ employees to report suspected violations. We investigate and, where appropriate, take remedial action to address reported incidents.

B. Identify and Assess Risk in the Supply Chain

We have taken the following steps to identify and assess supplier Conflict Mineral sourcing risk in the 2021 reporting period:

• We surveyed all our potential in-scope suppliers to determine the status of any 3TGs contained in materials and products supplied to Diodes during the 2021 reporting period which are ultimately sold on to customers of our products. The survey utilized the RMI CMRT which requests a list of all SORs from which its 3TGs were ultimately sourced, which may require that the same inquiry be made to sub-tier suppliers.

• The survey was conducted in accordance with the OECD Guidance as tailored for our role as a downstream company. Supplier CMRT submissions were reviewed to validate that they were completed correctly and to identify any contradictions or inconsistencies.

• We received survey responses from all suppliers, with some being referred back following our checking, validation, and due diligence activities.

III. DUE DILIGENCE DESIGN AND PERFORMANCE

On the basis of our RCOI, we have determined that some of the 3TGs contained in our products may have originated in one or more Covered Countries. Accordingly, we performed due diligence on the source and chain of custody of those 3TGs to seek to confirm that the SORs were certified by the RMI.

A. Due Diligence Design

Our due diligence measures have been designed to conform to OECD Guidance, an internationally recognized due diligence framework.

B. Due Diligence Performance

1. Design and Implement a Strategy to Respond to Risks

Diodes encourages its suppliers to take affirmative actions to minimize the possible sourcing of 3TGs from conflict-affected areas by doing the following:

• Exercising due diligence on the source and chain of custody of any 3TGs contained in raw materials and products they provide to Diodes.

• Identifying by name each SOR that has processed or otherwise handled 3TGs contained in those materials and products

• Encouraging those SORs to participate in the RMAP or an equivalent third party conflict-free certification scheme.

• Seeking to ensure that minerals in their supply chain are not being sourced from the DRC or adjoining countries unless they are purchased from SORs that are listed as conformant on the RMI website.

We encourage our suppliers to impose these same requirements on their sub-tier suppliers and to provide appropriate training and support to help their sub-tier suppliers meet Diodes’ requirements. To facilitate this process, we direct our suppliers to utilize the common industry template provided by the RMI and found at https://www.responsiblemineralsinitiative.org.

2. Report on Supply Chain Due Diligence

Diodes’ Statement on Conflict Minerals is available on our external website at https://www.diodes.com/about/company/sustainability/supply-chain. We file our CMR, required by Section 1502 of the Dodd-Frank Act, annually with the SEC. These disclosures are also publicly available on our website at https://www.diodes.com/about/company/sustainability/supply-chain.

IV. SMELTER INFORMATION

A. 3TG Processing Facilities

As described in Section II, we require our suppliers of materials and products for our products to provide full material declarations for all substances, including 3TGs, contained in the materials and products they supply to us. For smelter and refiner identification, the vast majority of our suppliers provided data at a company or divisional level. We are therefore unable to be certain that the 3TGs reported by the suppliers were contained in the materials and products supplied to us or that the SORs reported by our suppliers are all in our supply chain.

Our supplier survey data revealed 126 3TG smelters or refiners in Diodes’ supply chain.

Listed below are the smelters and refiners we have determined to be potentially in our supply chain for 2021 that have processed Conflict Minerals, the conflict status of which is undeterminable. As explained above, the presence of a smelter or refiner on the list does not indicate that our products necessarily contain Conflict Minerals processed by that smelter or refiner.

Table 1: Conflict Mineral Smelters and Refiners

Metal	Facility (Smelter or Refiner) Name	Country
Gold	Aida Chemical Industries Co., Ltd.	Japan
Gold	Allgemeine Gold-und Silberscheideanstalt A.G.	Germany
Gold	AngloGold Ashanti Corrego do Sitio Mineracao	Brazil
Gold	Argor-Heraeus S.A.	Switzerland
Gold	Asahi Pretec Corp.	Japan
Gold	Asahi Refining Canada Ltd.	Canada
Gold	Asahi Refining USA Inc.	United States of America
Gold	Asaka Riken Co., Ltd.	Japan
Gold	Aurubis AG	Germany
Gold	Boliden AB	Sweden
Gold	C. Hafner GmbH + Co. KG	Germany
Gold	CCR Refinery - Glencore Canada Corporation	Canada
Gold	Chimet S.p.A.	Italy
Gold	Dowa	Japan
Gold	Eco-System Recycling Co., Ltd. East Plant	Japan
Gold	Heimerle + Meule GmbH	Germany
Gold	Heraeus Metals Hong Kong Ltd.	China
Gold	Heraeus Precious Metals GmbH & Co. KG	Germany
Gold	Ishifuku Metal Industry Co., Ltd.	Japan
Gold	Istanbul Gold Refinery	Turkey
Gold	JX Nippon Mining & Metals Co., Ltd.	Japan
Gold	Kennecott Utah Copper LLC	United States of America
Gold	Kojima Chemicals Co., Ltd.	Japan
Gold	LS-NIKKO Copper Inc.	Republic of Korea
Gold	Materion	United States of America
Gold	Matsuda Sangyo Co., Ltd.	Japan
Gold	Metalor Technologies (Hong Kong) Ltd.	China

Gold	Metalor Technologies (Singapore) Pte., Ltd.	Singapore
Gold	Metalor Technologies (Suzhou) Ltd.	China
Gold	Metalor Technologies S.A.	Switzerland
Gold	Metalor USA Refining Corporation	United States of America
Gold	Metalurgica Met-Mex Penoles S.A. De C.V.	Mexico
Gold	Mitsubishi Materials Corporation	Japan
Gold	Mitsui Mining and Smelting Co., Ltd.	Japan
Gold	Nihon Material Co., Ltd.	Japan
Gold	Ohura Precious Metal Industry Co., Ltd.	Japan
Gold	PAMP S.A.	Switzerland
Gold	Rand Refinery (Pty) Ltd.	South Africa
Gold	Royal Canadian Mint	Canada
Gold	SEMPSA Joyeria Plateria S.A.	Spain
Gold	Shandong Zhaojin Gold & Silver Refinery Co., Ltd.	China
Gold	Solar Applied Materials Technology Corp.	Taiwan, Province Of China
Gold	Sumitomo Metal Mining Co., Ltd.	Japan
Gold	Tanaka Kikinzoku Kogyo K.K.	Japan
Gold	Shandong Gold Smelting Co., Ltd.	China
Gold	Tokuriki Honten Co., Ltd.	Japan
Gold	Umicore S.A. Business Unit Precious Metals Refining	Belgium
Gold	United Precious Metal Refining, Inc.	United States of America
Gold	Valcambi S.A.	Switzerland
Gold	Western Australian Mint (T/a The Perth Mint)	Australia
Gold	WIELAND Edelmetalle GmbH	Germany
Gold	Zhongyuan Gold Smelter of Zhongjin Gold Corporation	China
Tantalum	Asaka Riken Co., Ltd.	Japan
Tantalum	Changsha South Tantalum Niobium Co., Ltd.	China
Tantalum	D Block Metals, LLC	United States of America
Tantalum	Exotech Inc.	United States of America
Tantalum	F&X Electro-Materials Ltd.	China
Tantalum	FIR Metals & Resource Ltd.	China
Tantalum	Global Advanced Metals Aizu	Japan
Tantalum	Global Advanced Metals Boyertown	United States of America
Tantalum	H.C. Starck Hermsdorf GmbH	Germany
Tantalum	H.C. Starck Inc.	United States of America
Tantalum	Hengyang King Xing Lifeng New Materials Co., Ltd.	China
Tantalum	Jiangxi Tuohong New Raw Material	China
Tantalum	JiuJiang JinXin Nonferrous Metals Co., Ltd.	China
Tantalum	Jiujiang Tanbre Co., Ltd.	China
Tantalum	Metallurgical Products India Pvt., Ltd.	India
Tantalum	Ningxia Orient Tantalum Industry Co., Ltd.	China
Tantalum	NPM Silmet AS	Estonia
Tantalum	Ulba Metallurgical Plant JSC	Kazakhstan
Tantalum	Yanling Jincheng Tantalum & Niobium Co., Ltd.	China

Tin	Alpha	United States of America
Tin	Chenzhou Yunxiang Mining and Metallurgy Co., Ltd.	China
Tin	Chifeng Dajingzi Tin Industry Co., Ltd.	China
Tin	China Tin Group Co., Ltd.	China
Tin	Dowa	Japan
Tin	Fenix Metals	Poland
Tin	Gejiu Kai Meng Industry and Trade LLC	China
Tin	Gejiu Non-Ferrous Metal Processing Co., Ltd.	China
Tin	Gejiu Yunxin Nonferrous Electrolysis Co., Ltd.	China
Tin	Guangdong Hanhe Non-Ferrous Metal Co., Ltd.	China
Tin	Huichang Jinshunda Tin Co., Ltd.	China
Tin	Jiangxi New Nanshan Technology Ltd.	China
Tin	Ma'anshan Weitai Tin Co., Ltd.	China
Tin	Malaysia Smelting Corporation (MSC)	Malaysia
Tin	Metallic Resources, Inc.	United States of America
Tin	Metallo Belgium N.V.	Belgium
Tin	Metallo Spain S.L.U.	Spain
Tin	Mineracao Taboca S.A.	Brazil
Tin	Minsur	Peru
Tin	Mitsubishi Materials Corporation	Japan
Tin	O.M. Manufacturing (Thailand) Co., Ltd.	Thailand
Tin	O.M. Manufacturing Philippines, Inc.	Philippines
Tin	Operaciones Metalurgicas S.A.	Bolivia
Tin	PT Artha Cipta Langgeng	Indonesia
Tin	PT ATD Makmur Mandiri Jaya	Indonesia
Tin	PT Menara Cipta Mulia	Indonesia
Tin	PT Mitra Stania Prima	Indonesia
Tin	PT Prima Timah Utama	Indonesia
Tin	PT Rajehan Ariq	Indonesia
Tin	PT Refined Bangka Tin	Indonesia
Tin	PT Timah Tbk Kundur	Indonesia
Tin	PT Timah Tbk Mentok	Indonesia
Tin	Rui Da Hung	Taiwan, Province Of China
Tin	Thai Nguyen Mining and Metallurgy Co., Ltd.	Vietnam
Tin	Thaisarco	Thailand
Tin	Tin Technology & Refining	United States of America
Tin	White Solder Metalurgia e Mineracao Ltda.	Brazil
Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	China
Tin	Yunnan Tin Company Limited	China
Tungsten	A.L.M.T. Corp.	Japan
Tungsten	Chenzhou Diamond Tungsten Products Co., Ltd.	China
Tungsten	Chongyi Zhangyuan Tungsten Co., Ltd.	China
Tungsten	Ganzhou Huaxing Tungsten Products Co., Ltd.	China
Tungsten	Ganzhou Seadragon W & Mo Co., Ltd.	China

Tungsten	Global Tungsten & Powders Corp.	United States of America
Tungsten	H.C. Starck Tungsten GmbH	Germany
Tungsten	Hunan Chunchang Nonferrous Metals Co., Ltd.	China
Tungsten	Japan New Metals Co., Ltd.	Japan
Tungsten	Jiangwu H.C. Starck Tungsten Products Co., Ltd.	China
Tungsten	Jiangxi Tonggu Non-ferrous Metallurgical & Chemical Co., Ltd.	China
Tungsten	Kennametal Huntsville	United States of America
Tungsten	Masan High-Tech Materials	Vietnam
Tungsten	Niagara Refining LLC	United States of America
Tungsten	Xiamen Tungsten (H.C.) Co., Ltd.	China
Tungsten	Xiamen Tungsten Co., Ltd.	China

B. 3TG Countries of Origin

To draw reliable conclusions as to 3TG countries of origin, we have, in line with the OECD Guidance, relied on our suppliers’ use of the CMRT as a tool for querying and transmitting information along the 3TG supply chain. We also have relied, again in line with the OECD Guidance, on the RMI website as another valuable country-of-origin determination tool.

C. 3TG Mines or Locations of Origin

Based upon our experience, we have concluded that requiring our contracted suppliers to complete the CMRT represents the appropriate level of effort we can make at this time to identify the mines, smelters, and countries of origin of 3TGs contained in our products with the greatest possible specificity. To date, RMI has validated through facility audits that its conformant SORs are not sourcing 3TGs in a manner that contributes to armed conflict, even for those sourcing from mines or smelters located in the Covered Countries.

V. PROGRESS FROM 2020 Conflict Minerals Report

Diodes’ key 2021 accomplishments and progress are summarized below. We made considerable progress, although direct comparisons to the 2020 reporting period data are made difficult by supply chain complexities and year-to-year variances in the data pool.

• Due to the overall reduction in suppliers, changes in our suppliers and their sub-tier suppliers, additional information provided by suppliers, and changes in the status of smelters under the RMAP, the number of validated conformant smelters and refiners in Diodes’ supply chain decreased from 171 to 126.

• We found improved due diligence of our suppliers, which we attribute to the continuing efforts of RMI and adjustment of the industry to the conflict minerals reporting requirements.

VI. Risk Mitigation Efforts

We have taken, and continue, the following steps to improve the due diligence conducted to further mitigate any risk that the 3TGs in our products could benefit armed groups in the DRC or adjoining countries:

• Continue to refine and improve internal procedures and processes to enhance alignment with the OECD Guidance, including Diodes’ supplier escalation process.

• Continue to refine supplier data by conducting outreach where reported data is incomplete or uncertain and direct suppliers to reporting resources.

• Enhance the use of systems for improved tracking, evaluating and storing of supplier 3TG due diligence data.

• Participate in training and information webinars provided by customers and international organizations active in the conflict minerals compliance field.